[Barnes Group Inc. Letterhead]

February 1, 2011

VIA EDGAR

Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:           Comment Letter Dated
 January 26, 2011 Regarding
 Barnes Group Inc.
 Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 1-4801

Dear Mr. Decker:

In connection with your review of the captioned filings of Barnes Group Inc. (the “Company”), we respectfully submit the following response to the comment in your letter of January 26, 2011.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Bristol, Connecticut corporate address.  Please also feel free to contact me at our headquarter office (860-583-7070).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements
Note 13. Pension and Other Postretirement Benefits, page 48

1.
We have read your response to comment four from our January 6, 2011 letter.  International plans comprise 15% percent of your total benefit obligation as of December 31, 2009.  In 2009, your rate of return was 9% for U.S. plans and ranged from 5.8% to 6.4% for international plans.  In 2009, your compensation rate for U.S. plans had a wide range of 3.25% to 7%, while the international plans had a much narrower range of 2.75% to 3%.  These same differences exist in 2007 and 2008 as well. Please explain in greater detail how you concluded that your international plans were not significant to your total benefit obligation and that they do not use significantly different assumptions than your U.S. plans.  If plan information is now available for 2010, please ensure that your response addresses it as well.  Please also tell us the dollar amount of underfunded status that relates to your U.S. and international plans as of each balance sheet date.

Alternatively, please revise future filings to separately disclose our U.S. and international plan information.  Refer to ASC 715-20-50-4.

Response:
With respect to the pension plans, beginning with our annual report on Form 10-K for the year ending December 31, 2010, we will revise future filings to separately disclose our U.S. and international plan information in accordance with ASC 715-20-50-4. As noted in our prior response, the benefit obligation of the international other postretirement benefit plans is  not considered significant to the total benefit obligation.

* * * * *

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments.  We trust that these responses are sufficient for your purposes.  However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/ Christopher J. Stephens, Jr.

Christopher J. Stephens, Jr.
Chief Financial Officer

Cc:           Nudrat Salik, Staff Accountant (SEC)
Claudia S. Toussaint, Esq., Senior Vice President and General Counsel,
Barnes Group Inc.
David A. Cifrino, Esq., McDermott Will & Emery LLP